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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investacorp, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Biscayne Boulevard - Suite 1100
(No. and Street)

Miami	FL	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Asela Mantecon 305-557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investacorp, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF FLORIDA

Andrea Lopez
COMMISSION # EE 183262
EXPIRES: MAY 11, 2016
WWW.AARONNOTARY.com

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

INVESTACORP, INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2012
(with supplementary information)

CONFIDENTIAL

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Investacorp, Inc.
Miami, Florida

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Investacorp, Inc., a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 26, 2013

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2012
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 4,907
Due from clearing broker	705
Commissions receivable	3,175
Notes receivable	505
Intangible assets, net	10,941
Goodwill	21,917
Deferred tax assets, net	333
Other assets	322
	$ 42,805
LIABILITIES	
Commissions payable	$ 3,833
Accrued expenses and other liabilities	813
	4,646
SHAREHOLDER'S EQUITY	
Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	1
Capital in excess of par value	39,643
Accumulated deficit	(1,485)
	38,159
	$ 42,805

See notes to financial statements

INVESTACORP, INC.

Statement of Operations
Year Ended December 31, 2012
(in thousands)

Revenues:	
Commissions	$ 52,017
Interest	70
Other income	5,385
Total revenues	57,472
Expenses:	
Commissions	43,916
Compensation and benefits	6,332
Non-cash compensation	75
Brokerage, communication and clearance fees	399
Amortization of intangible assets	1,017
Professional services	302
Other	3,401
Total expenses	55,442
Income before income taxes	2,030
Income tax benefit	(2,710)
Net income	$ 4,740

See notes to financial statements

INVESTACORP, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012
(in thousands, except for share data)

	Common Stock Voting		Common Stock Non-Voting		Capital in Excess of Par Value	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance - December 31, 2011	100	$ 0	900	$ 1	$ 43,043	$ (6,225)	$ 36,819
Distributions to Parent					(3,475)		(3,475)
Non-cash compensation attributable to the grant of options to purchase Parent's common stock					75		75
Net income						4,740	4,740
Balance - December 31, 2012	100	$ 0	900	$ 1	$ 39,643	$ (1,485)	$ 38,159

See notes to financial statements

INVESTACORP, INC.

Statement of Cash Flows
Year Ended December 31, 2012
(in thousands)

Cash flows from operating activities:	
Net income	$ 4,740
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	1,017
Non-cash compensation expense	75
Deferred taxes	(2,710)
Forgiveness of notes receivable	86
Changes in:	
Due from clearing broker	221
Commissions receivable	(418)
Other assets	(87)
Commissions payable	640
Accrued expenses and other liabilities	11
Net cash provided by operating activities	3,575
Cash flows from investing activities:	
Notes receivable advances	(264)
Notes receivable repayments	70
Net cash used in investing activities	(194)
Cash flows from financing activities:	
Distributions to Parent	(3,475)
Net decrease in cash and cash equivalents	(94)
Cash and cash equivalents - beginning of year	5,001 (a)
Cash and cash equivalents - end of year	$ 4,907

(a) Increased by $2,213 from amount previously reported due to reclassification (see Note B - Reclassification).

NOTE A - DESCRIPTION OF BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. In connection with its activities as a broker-dealer, the Company clears all customer transactions through a clearing broker on a fully disclosed basis and holds no funds or securities for customers. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a company whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2012 consists of money market funds which are carried at a fair value of $3,815. Fair value is based on quoted prices in active markets (Level 1).

Revenue Recognition

Commission revenue and related clearing expenses are recorded on a trade-date basis.

The Company also earns revenue in the form of 12b-1 fees and interest on account balances which are recognized on an accrual basis.

Intangible Assets

Intangible assets are being amortized over their estimated useful lives, generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

In September 2011, the Financial Accounting Standards Board issued accounting guidance on the testing of goodwill for impairment which allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. The guidance, which changes how goodwill impairment testing is performed, does not change the timing or measurement of goodwill impairment. The Company's annual impairment test performed on December 31, 2012 based on a qualitative assessment did not indicate any impairment of goodwill. There was no change to the carrying amount of goodwill during 2012.

Share-Based Compensation

The Company measures the cost of employee, officer and director services received in exchange for an award of equity instruments, including stock options granted by the Parent, based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

Reclassifications

Changes in due from clearing broker and cash and cash equivalent - beginning of year on the statement of cash flows reflect reclassification of $2,213 to cash equivalents from due from clearing broker on the statement of financial condition at December 31, 2011 as previously reported to conform to the classification shown on the statement of financial condition at December 31, 2012.

NOTE C - NOTES RECEIVABLE

The Company has made loans to certain registered representatives, which mature between 2013 and 2017. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over one to two years and, when certain exclusivity criteria and production requirements are met, the remainder is forgiven. Forgiveness of loans and advances amounted to $86 for the year ended December 31, 2012, and the related compensation was included in commission expense in the accompanying statement of operations.

Notes to Financial Statements
December 31, 2012
(in thousands, except for share and per share data)

NOTE D - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2012 consist of:

		December 31, 2012		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 3,691	$ 10,484
Vendor relationships	7	1,787	1,330	457
Non-compete covenants	5	336	336	0
Technology	1	271	271	0
		$ 16,569	$ 5,628	$ 10,941

Amortization expense for intangible assets was $1,017 for the year ended December 31, 2012. Estimated amortization expense for each of the five succeeding years and thereafter is as follows:

Year Ending December 31,	
2013	$ 964
2014	911
2015	709
2016	709
2017	709
Thereafter	6,939
	$ 10,941

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $3,542, which was $3,232 in excess of its required net capital of $310. The Company's net capital ratio was 1.31 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE F - COMMITMENTS AND CONTINGENCIES

In May 2011, a former customer of the Company filed an arbitration claim relating to transactions in mutual funds, variable annuities and life insurance policies; the total investment amount was $400. The customer has asserted claims for lack of suitability, negligence, breach of fiduciary duty, breach of contract and failure to supervise, and seeks unspecified damages. In October 2012, the parties entered into a settlement agreement resolving all claims. The settlement amount paid by the Company was not material.

(in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In August 2011, a former customer of the Company filed an arbitration claim asserting that a former registered representative of the Company invested the client's funds into an unsuitable variable annuity and engaged in risky options trading in the customer's account; further, the claim asserts that the former registered representative sold the customer, not through the Company, investments in fraudulent alternative business ventures. The claims asserted include misrepresentation, negligence, gross negligence, breach of contract, promissory estoppel, civil conspiracy, and violations of state law; damages are sought between $500 and $1,000. In August 2012, the parties entered into a settlement agreement resolving all claims. The settlement amount paid by the Company was not material.

In May 2012, four former customers filed an arbitration claim asserting that a former registered representative of the Company recommended unsuitable withdrawals from their variable annuities; further, the claim asserts that the former registered representative sold the customer, not through the Company, investments in fraudulent alternative business ventures. The claims asserted include misrepresentation, negligence, gross negligence, breach of contract, promissory estoppel, civil conspiracy, and violations of state law; compensatory damages are sought in excess of $250. The Company believes the claims are without merit and intends to vigorously defend against them.

In September 2012, a former customer of the Company filed an arbitration claim asserting negligence in allowing her former husband to make purportedly unauthorized withdrawals from her mutual fund account held at the fund company and not at Investacorp. The total compensatory damages sought are approximately $240. The Company believes the claims are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE G - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions, taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2012. The Company classifies interest and penalties that would accrue according to relevant tax law as interest and other expense, respectively, in the statement of operations.

INVESTACORP, INC.

Notes to Financial Statements
December 31, 2012
(in thousands, except for share and per share data)

NOTE G - INCOME TAXES (CONTINUED)

The provision for income taxes for the year ended December 31, 2012 consists of the following:

Deferred:	
Federal	$ (2,471)
State and local	(239)
Income tax benefit	$ (2,710)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate (34.0%) to pretax income as a result of the following differences:

	Year Ended December 31, 2012
Income before income taxes	$ 2,030
Tax at statutory U.S. tax rate	$ 690
State taxes, net of federal benefit	69
Decrease in valuation allowance	(3,432)
Other	(37)
Income tax benefit	$ (2,710)

Deferred tax amounts are comprised of the following at December 31, 2012:

Deferred tax assets:	
Net operating loss carryforward	$ 884
Deferred stock compensation	2,362
Legal reserve	42
Total deferred tax assets	3,288
Deferred tax liability:	
Goodwill	(2,879)
Intangible assets	(76)
Net deferred tax asset	$ 333

Realization of deferred tax assets is dependent on the existence of sufficient taxable income within the carry forward period, including future reversals of taxable temporary differences. The taxable temporary difference related to goodwill, which is amortized for tax purposes, will reverse when goodwill is disposed of or impaired and because such period is not determinable, such difference is not included in the determination of future taxable income. Based on the Company's recent earnings history considered in conjunction with forecasted taxable income, management determined the realization of the deferred tax asset was more likely than not and, accordingly, reversed the valuation allowance of $3,432, which existed at December 31, 2011.

(in thousands, except for share and per share data)

NOTE G - INCOME TAXES (CONTINUED)

At December 31, 2012, the Company had a net operating loss carryforward of $2,369 of which $118 expires in 2029, $1,485 expires in 2030, and $766 expires in 2031.

The Company's tax year ended on September 30 and fiscal years 2009 through 2012 remain open to examination by the taxing authorities.

NOTE H - RETIREMENT PLAN

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the "401(k) Plan"). The 401(k) Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the 401(k) Plan amounted to $67 for the year ended December 31, 2012. Under the 401(k) Plan, the Company may also make discretionary contributions to the 401(k) Plan. For the year ended December 31, 2012, the Company did not make a discretionary contribution.

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a service agreement with a related party, Investacorp Group, Inc. The related party provides services, support, and facilities to the Company. The fee is based on actual cost for services provided, which is estimated at $45 per month. The service expense for the year ended December 31, 2012 amounted to $540, which is included in other expenses in the accompanying statement of operations.

The Company has a service agreement with its Parent. The Parent provides service support to the Company. The service expense for the year ended December 31, 2012 amounted to $136, which is included in other expenses in the accompanying statement of operations.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer under a clearing agreement; however, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2012, the amount due from clearing broker reflected in the accompanying statement of financial condition is due from one clearing broker, a large financial institution. Commissions receivable are due from a large number of mutual funds. These receivables are uncollateralized.

NOTE K - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and LTS' 2009 Incentive Compensation Plan (the "2009 Option Plan"), which provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

Each option plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option

(in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Plan and May 27, 2009 under the 1999 Option Plan, and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock at the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock at the date of grant. As of December 31, 2012, LTS had 8,832,285 options available to grant under the 2009 Option Plan, and 1,104,654 non-qualified options available to grant under the 1999 Option Plan.

In 2007, LTS entered into an employment agreement with the Company's former principal shareholder, pursuant to which he was granted options to purchase a total of 3,000,000 shares of LTS' common stock at $1.91 per share, the closing price of LTS' common stock on the acquisition date. The stock options are vested, have a ten-year term, and were not issued under an LTS plan. Additionally, certain Company employees were awarded options to purchase an aggregate of 1,150,000 shares of LTS' common stock under the 1999 Option Plan. Unexpired options are vested, have a ten-year term and have an exercise price of $1.91 per share.

Stock option activity related to options granted by LTS to Company employees under the 1999 Option Plan, all of which are vested and exercisable, and related information for the year ended December 31, 2012, was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	710,000	$ 1.91		
Forfeited	(10,000)	1.91		
Outstanding at December 31, 2012	700,000	1.91	4.80	$ 0

Stock option activity related to options granted by LTS to Company employees under the 2009 Option Plan and related information for the year ended December 31, 2012 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	300,000	$ 1.05		
Granted	20,000	2.80		
Outstanding at December 31, 2012	320,000	1.16	7.58	$ 105
Vested or expected to vest	317,637	1.16	7.57	$ 104
Options exercisable, December 31, 2012	150,000	1.05	7.47	$ 53

(in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Information as of December 31, 2012 related to options granted by LTS to the Company's former principal shareholder, all of which are vested and exercisable, was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012 and 2011	3,000,000	$ 1.91	4.80	

The weighted-average grant date fair value of employee options granted during the year ended December 31, 2012 was $0.843. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

	2012
Dividend yield	0.00%
Expected volatility	62.68%
Risk-free interest rate	1.04%
Expected life (in years)	6.3

The weighted-average expected life for the 2012 grants of 6.3 years reflects the alternative simplified method permitted by authoritative guidance, which defines the expected life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Weighted-average expected volatility for the 2012 option grants is based on historical volatility of LTS and companies in its peer group over the same number of years as the expected life, prior to the option grant date.

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option pricing model, amortizing the value calculated over the vesting period and applying a forfeiture percentage as estimated by the Company's management, using historical information. The Company has elected to recognize compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award. For the year ended December 31, 2012, the non-cash compensation expense relating to option grants to the Company's employees amounted to $75.

As of December 31, 2012, there was $108 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over the vesting period of the options, which on a weighted-average basis, is approximately 1.66 years.

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the year ended December 31, 2012, no shares of LTS' common stock were purchased by employees of the Company under the Plan.

SUPPLEMENTARY INFORMATION

INVESTACORP, INC.

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2012
(dollars in thousands)

Total ownership equity	$ 38,159
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	523
Goodwill	21,917
Intangible assets, net	10,941
Notes receivable	505
Other assets	322
Deferred tax asset	333
Total deductions and/or charges	34,541
Net capital before haircuts on securities positions	3,618
Haircuts on securities positions	76
Net capital	$ 3,542
Aggregate indebtedness:	
Commissions payable	$ 3,833
Accrued compensation	322
Accrued expenses and other liabilities	491
Total aggregate indebtedness	$ 4,646
Computation of basic net capital requirement:	
Minimum net capital required - 6-2/3% of total aggregate indebtedness	$ 310
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above)	$ 310
Excess net capital	$ 3,232
Ratio of aggregate indebtedness to net capital	1.31 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited amended Part II FOCUS Report as of December 31, 2012.

See notes to financial statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Board of Directors and Shareholder
Investacorp, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Investacorp, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States), and in accordance with the standards of Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 26, 2013